SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 20, 2002

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	YPF Sociedad Anónima Financial Statements as of September 30, 2002 and 2001.

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SOCIEDAD ANONIMA

Financial Statements as of September 30,
2002 and 2001

Limited Review Report on Interim Period
Financial Statements
Statutory Audit Committee’s Report

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English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph -
See Note 14 to the primary financial statements

LIMITED REVIEW REPORT ON INTERIM PERIOD
FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

1.	We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of September 30, 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended, all expressed in constant Argentine pesos as of September 30, 2002. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of September 30, 2002, and the related consolidated statements of income and cash flows for the nine-month period then ended, all expressed in constant Argentine pesos as of September 30, 2002, which are presented as supplemental information in Schedule I.

The financial statements of YPF SOCIEDAD ANONIMA for the nine-month period ended September 30, 2001, which are presented for comparative purposes, taking into consideration the restatement in constant Argentine pesos as of September 30, 2002, as mentioned in Note 1 to the accompanying primary financial statements, were reviewed by other auditors, who issued their unqualified limited review report dated November 6, 2001.

These financial statements are the responsibility of the Company’s Management.

2.	We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3.	As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal and interest payments and dividend distributions without prior authorization from the Argentine Central Bank; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices; and (g) the suspension of the legal provisions for entities’ dissolution and shareholders’ contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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4.	Based on our review, we are not aware of any material modification that should be made to YPF SOCIEDAD ANONIMA financial statements as of September 30, 2002, for them to be in conformity with generally accepted accounting principles in Argentina.

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States (see Note 14 to the primary financial statements).

Buenos Aires, Argentina
November 7, 2002

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. T °1 - F °3

RICARDO C. RUIZ
Partner
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 156 - F° 159

YPF SOCIEDAD ANONIMA
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA
Avenida Presidente Roque Sáenz Peña 777 - Buenos Aires

FISCAL YEARS NUMBERS 26 AND 25
BEGINNING ON JANUARY 1, 2002 AND 2001
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001
(Unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products, and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: June 11, 2002.

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2002
(expressed in Argentine pesos)

		Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)

–	Shares of Common Stock, Argentine pesos 10 par value,
	1 vote per share	3,933,127,930

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements) (Unaudited)

	2002	2001

Current Assets
Cash	183	84
Investments (Note 2.a)	327	122
Trade receivables (Note 2.b)	1,721	2,367
Other receivables (Note 2.c)	5,771	3,353
Inventories (Note 2.d)	713	803
Other assets	382	1,225

Total current assets	9,097	7,954

Noncurrent Assets
Trade receivables (Note 2.b)	75	144
Other receivables (Note 2.c)	1,077	1,166
Investments (Note 2.a)	868	3,356
Fixed assets (Note 2.e)	18,860	20,795
Intangible assets	34	451

Total noncurrent assets	20,914	25,912

Total assets	30,011	33,866

Current Liabilities
Accounts payable (Note 2.f)	1,436	2,006
Loans (Note 2.g)	1,914	5,258
Salaries and social security	76	151
Taxes payable	278	825
Advances from crude oil purchasers	546	197
Reserves	102	296

Total current liabilities	4,352	8,733

Noncurrent Liabilities
Accounts payable (Note 2.f)	67	350
Loans (Note 2.g)	3,122	2,550
Salaries and social security	179	113
Taxes payable	37	–
Advances from crude oil purchasers	1,496	462
Reserves	423	405

Total noncurrent liabilities	5,324	3,880

Total liabilities	9,676	12,613
Minority Interest	–	35
Shareholders’ Equity	20,335	21,218

Total liabilities, minority interest and shareholders’ equity	30,011	33,866

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002, except for per share amounts in Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements) (Unaudited)

	2002	2001

Net sales	13,781	13,905
Cost of sales	(7,884)	(7,926)

Gross profit	5,897	5,979
Administrative expenses (Exhibit H)	(325)	(330)
Selling expenses (Exhibit H)	(724)	(1,133)
Exploration expenses (Exhibit H)	(159)	(122)

Operating income	4,689	4,394
(Loss) Income on long-term investments	(485)	73
Other income (expense), net (Note 2.h)	(210)	(139)
Financial income (expense) and holding gains, net:
Gains (losses) on assets (Note 2.i)	745	(18)
Losses on liabilities (Note 2.i)	(3,804)	(537)
Income from sale of long-term investments and fixed assets to be
disposed of (Note 12 to the primary financial statements)	683	279

Net income before income tax	1,618	4,052
Income tax	(38)	(1,522)
Minority interest	–	(4)

Net income	1,580	2,526

Earnings per share	4.02	6.42

For supplemental information on consolidated statements of income, see Note 1.b.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements) (Unaudited)

	2002	2001

Cash Flows from Operating Activities
Net income	1,580	2,526
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	–	4
Dividends from long-term investments	48	69
Income from sale of long-term investments and fixed assets to be disposed of	(683)	(279)
Loss (income) on long-term investments and amortization of intagible assets	822 (1)	(91	)(1)
Depreciation of fixed assets	1,536	1,652
Consumption of materials and fixed assets retired, net of allowances	148	25
Increase in allowances for fixed assets, net of losses from assets to be disposed of	61	46
Net decrease in reserves	(172)	(18)
Changes in assets and liabilities:
Trade receivables	261	232
Other receivables	(898)	(1,243)
Inventories	(131)	(46)
Other assets	(59)	(509)
Accounts payable	(912)	(201)
Salaries and social security	17	(24)
Taxes payable	45	(869)
Advances from crude oil purchasers	582	(148)
Exchange differences, interest and other	1,685	86

Net cash flows provided by operating activities	3,930	1,212

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,813)	(2,028)
Net capital contributions and acquisitions of long-term investments	(27)	(376)
Proceeds from sale of long-term investments	1,546	933
Investments (non cash and equivalents)	59	(33)

Net cash flows used in investing activities	(235)	(1,504)

Cash Flows from Financing Activities
Proceeds from loans	67	2,718
Payment of loans	(3,468)	(1,312)
Dividends paid	–	(1,913)

Net cash flows used in financing activities	(3,401)	(507)

Increase (Decrease) in Cash and Equivalents	294	(799)
Cash and equivalents at the beginning of years	212	971
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–	27

Cash and equivalents at the end of periods	506	199

For supplemental information on equivalents, see Note 2.a.

(1)	Includes 322 corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A., Refinería del Norte S.A., Profertil S.A., Compañía Mega S.A. and Global Petroleum Corporation as of September 30, 2002, and (31) corresponding to the proportional consolidation of the income statements of Petroken Petroquímica Ensenada S.A., Refinería del Norte S.A., Profertil S.A., Empresa Petrolera Andina S.A., Compañía a Mega S.A. y Global Petroleum Corporation as of September 30, 2001.

Notes 1 to 3 and the accompanying exhibits A, C and H to Schedule I and the financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002, except where otherwise indicated - Note 1 to the primary financial statements)
(Unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

a)	Changes in Argentine economic rules:

In view of the Argentine economic crisis, the Argentine Government has implemented several changes in the economic rules. The summary of the main measures adopted is disclosed in Notes 1 and 13 to the primary financial statements.

b)	Consolidation policies:

Following the methodology established in Technical Resolution Number 4 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company”, or “YPF”) has consolidated its balance sheets as of September 30, 2002 and 2001 and the related statements of income and cash flows for the nine-month periods then ended with the financial statements of those companies in which YPF has the number of votes necessary to control corporate decisions (“YPF Group”).

Additionally, the income on long-term investments in investees in which joint control is held (Petroken Petroquímica Ensenada S.A. (“Petroken”), Refinería del Norte S.A. (“Refinor”), Profertil S.A., Compañía Mega S.A. (“Mega”) and Global Petroleum Corporation (“Global”) as of September 30, 2002, and Petroken, Refinor, Profertil S.A., Mega, Empresa Petrolera Andina S.A. (“Andina”) and Global as of September 30, 2001) have been proportionally consolidated line by line, based on the Company’s interest in income accounts of the financial statements of such companies. Net sales include approximately 2,363 and 1,969 and operating income includes approximately 144 and 24 for the nine-month periods ended September 30, 2002 and 2001, respectively, for the effect of this proportional consolidation.

Under General Resolution N° 368 from the Argentine Securities Commission (“CNV”), the Company submits its Consolidated Financial Statements, included in Schedule I, preceding its primary financial statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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c)	Financial statements used for consolidation:

The consolidated financial statements as of September 30, 2002 and 2001 have been based upon the last available financial statements of controlled companies as of such dates.

d)	Valuation criteria:

The financial statements of the controlled companies have been prepared with valuation criteria similar to those used by YPF in the preparation of its own financial statements.

In addition to the valuation criteria disclosed in the notes to the YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries and Social Security - Pensions and other Postretirement and Postemployment Benefits

The benefits related to the plans of the controlled companies have been accrued based on years of service and compensation earned during years of employment during the employee’s active service period.

The health care and life insurance benefits for retired employees and certain insurance and other post-employment benefits for individuals whose employment is terminated prior to their normal retirement are accrued based on the estimated cost of retiree benefit payments, other than pensions, during employees’ active service period. Benefits provided after employment but before retirement have been accrued based on the estimated cost of post-employment benefits when the minimum service period is met, payment of the benefit is probable and its amount can be reasonably estimated.

Recognition of revenues

Revenues and costs related to construction activities are accounted for by the percentage of completion method, restated in constant pesos as detailed in Note 1 to the primary financial statements. Under this method, a proportionate share of the contract revenues and costs is recognized, as work on a contract progresses.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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2.  ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a) Investments:	2002			2001

	Current		Noncurrent	Current		Noncurrent

Short-term investments and Government securities(1)	327	(2)	30	122	(2)	62
Long-term investments (Exhibit C)	–		1,016	–		3,307
Allowance for reduction in value of holdings in
long-term investments	–		(178)	–		(13)

	327		868	122		3,356

(1)	Includes 18 of restricted cash as of September 30, 2001.
(2)	Includes 323 and 115 as of September 30, 2002 and 2001, respectively, with an original maturity of less than three months.

b) Trade receivables:	2002		2001

	Current	Noncurrent	Current	Noncurrent

Accounts receivable	1,747	75	2,745	144
Related parties	439	–	416	–
Notes receivable	–	–	40	–

	2,186	75	3,201	144
Allowance for doubtful trade receivables	(465)	-	(834)	–

	1,721	75	2,367	144

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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c) Other receivables:	2002			2001

	Current		Noncurrent	Current	Noncurrent

Tax credits and advances and export rebates	203		52	294	173
Trade	43		–	66	–
Prepaid expenses	70		317	62	370
Concessions charges	17		165	16	161
Related parties	5,283	(1)	341	2,557	16
Loans to clients	16		96	55	223
From the renegotiation of long-term contracts	–		27	–	71
Gas imbalance	–		34	–	64
From joint ventures and other agreements	25		–	124	–
From sale of noncurrent assets	6		1	24	15
Miscellaneous	212		106	372	139

	5,875		1,139	3,570	1,232
Allowance for other doubtful accounts	(104)		–	(217)	–
Allowance for valuation of other receivables to
their estimated realizable value	–		(62)	–	(66)

	5,771		1,077	3,353	1,166

(1)	Includes 1,785 with Repsol International Finance B.V. (Other related party under common control) due from three to six months, which accrues an annual interest rate from 1.7% to 2.9%.

d) Inventories:	2002	2001

Refined products for sale	352	502
Crude oil	296	215
Products in process of refining	9	13
Raw materials, packaging materials and others	56	73

	713	803

e) Fixed assets:	2002	2001

Net book value of fixed assets (Exhibit A)	18,964	20,908
Allowance for unproductive exploratory drilling	(21)	(27)
Allowance for obsolescence of materials	(26)	(29)
Allowance for fixed assets to be disposed of	(57)	(57)

	18,860	20,795

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Liabilities

f) Accounts payable:	2002		2001

	Current	Noncurrent	Current	Noncurrent

Trade	1,124	5	1,201	24
Exploitation concessions	–	–	265	221
Related parties	83	–	157	–
From joint ventures and other agreements	108	–	190	–
Other	121	62	193	105

	1,436	67	2,006	350

g) Loans:			2002		2001

	Interest	Principal
	rates(1)	maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations	–	–	1,055	2,652	575	2,170
Related parties	2.60%	2002	373	–	4,258	–
Maxus Notes	8.42-10.83%	2002-2004	5	96	4	60
Other bank loans and other creditors	3.66-3.72%	2002-2007	481	374	421	320

			1,914	3,122	5,258	2,550

(1)	Annual interest rates as of September 30, 2002.

The maturities of the Company’s consolidated noncurrent loans, as of September 30, 2002, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	1,324	93	93	883	729	3,122

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Consolidated Statements of Income Accounts

h) Other income (expense), net:	Income (Expense)

	2002	2001

Tax on checking account debits and credits	(98)	(42)
Reserve for pending lawsuits	(35)	(18)
Amortization of goodwill of controlled and joint controlled companies	(15)	(13)
Miscellaneous	(62)	(66)

	(210)	(139)

i) Financial income (expense) and holding gains, net:	Income (Expense)

	2002	2001

Gains (losses) on assets:
Interests	188	108
Exchange differences	2,484	(69)
Holding gains on inventories	15	(57)
Losses on exposure to inflation	(1,942)	–

	745	(18)

Losses on liabilities:
Interests	(490)	(484)
Exchange differences	(4,959)	(53)
Gains on exposure to inflation	1,519	–
Miscellaneous	126	–

	(3,804)	(537)

	(3,059)	(555)

3.  COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, YPF Holdings Inc. has certain potential liabilities associated with its subsidiary Maxus Energy Corporation (“Maxus”) former operations. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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As of September 30, 2002, reserves for the environmental contingencies totaled 266. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main environmental contingencies are detailed as follows:

Hudson County, New Jersey. Until 1972, Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy (“DEP”), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

In 1990 Occidental Petroleum Corporation (“Occidental”), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by Tierra Solutions Inc. (“TS”), a YPF Holdings Inc. subsidiary, on behalf of Occidental and TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided in the amount of US$ 20 million by YPF Holdings Inc. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being 123 as of September 30, 2002. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency, TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the second quarter of 2003 and cost from 7 to 15 after September 30, 2002. The estimated cost of these studies has been reserved. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency (“OEPA”) issued its Directors’ Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville plant area. TS has agreed to participate in the RIFS as required by the Director’s Order. On March 8, 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of September 30, 2002, it is estimated that the remaining cost of performing the RIFS will be approximately 4 over the next year. YPF Holdings Inc. has reserved its estimated share of the cost to perform the RIFS. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgments. Maxus believes the court erred and intends to appeal. YPF Holdings Inc. believes Occidental’s claims are without merit and that the resolution of such claims should not have a material adverse effect on the YPF Holdings Inc. financial position or results of operations.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements) (Unaudited)

	2002

	Cost

Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Period

Land and buildings	2,345	4		(82)		2,267
Mineral property, wells and related equipment	36,106	304		232		36,642
Refinery equipment	6,573	–		442		7,015
Transportation equipment	1,624	2		(16)		1,610
Materials and equipment in warehouse	236	306		(385)		157
Drilling and work in progress	1,292	1,532		(1,323)		1,501
Furniture, fixtures and installations	529	1		(87)		443
Selling equipment	1,504	–		(142)		1,362
Other property	331	26		(67)		290

Total, current period	50,540	2,175	(2)(8)	(1,428	)(1)(7)	51,287

Total, prior period	51,490	7,041	(2)(5)	(5,181	)(1)	53,350

	2002									2001

	Depreciation

Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	840	(12)		2%	42		870	1,397		1,486
Mineral property, wells and related equipment	23,544	(236)		(4)	1,262		24,570	12,072	(3)	13,051	(3)
Refinery equipment	4,225	–		4-5%	170		4,395	2,620		2,380
Transportation equipment	1,086	(21)		1-5%	26		1,091	519		522
Materials and equipment in warehouse	–	–		–	–		–	157		283
Drilling and work in progress	–	–		–	–		–	1,501		2,033
Furniture, fixtures and installations	426	(104)		10%	28		350	93		303
Selling equipment	871	(130)		10%	80		821	541		604
Other property	222	(22)		10%	26		226	64		246

Total, current period	31,214	(525	)(1)(7)		1,634	(8)	32,323	18,964

Total, prior period	29,723	(1,612	)(1)		4,331	(6)	32,442			20,908

(1)	Includes 41 and 1,168 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2002 and 2001, respectively, and 2,376 charged to “Net loss from sale of noncurrent assets and fixed assets to be disposed of” for the nine-month period ended September 30, 2001.
(2)	Includes 29 and 27 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the nine-month periods ended September 30, 2002 and 2001, respectively.
(3)	Includes 1,691 and 1,845 of mineral property as of September 30, 2002 and 2001, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes 5,013 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of its merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,679 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.
(7)	Includes 970 and 256 of cost and depreciation, respectively, corresponding to net decreases for the nine-month period ended September 30, 2002, related to the transactions mentioned in Note 12 to the primary financial statements.
(8)	Includes 362 and 98 of book value and accumulated depreciation, respectively, corresponding outreaching difference originated in the translation of the amounts at beginning of the year, related to investments in foreign companies.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN INVESTEES AND OTHER COMPANIES

(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

2002

										Information on the Issuer

	Description of the Securities

Name and Issuer	Class	Face Value			Amount	Book Value		Cost		Main Business

Investees:
Empresa Petrolera Andina S.A.	–	–	–		–	–		–		Exploration, production and marketing of hydrocarbons in Bolivia

Compañía Mega S.A.	Common		$1		77,292,000	127		170		Separation, fractionation and transportation of natural gas liquids

Petroken Petroquímica Ensenada S.A.	Common		$1		40,602,826	71		104		Petrochemicals

Profertil S.A.	Common		$1		1,000,000	130		394		Production and marketing of fertilizers

Refinería del Norte S.A.	Common		$1		45,803,655	126	(6)	124		Refining

Oleoductos del Valle S.A.	Common		$10		4,072,749	108	(1)	51		Oil transportation by pipeline

PBBPolisur S.A.(3)	Common		$1		12,838,664	1		237		Petrochemicals

Komi Nenets Energy Company Ltd.	Common	CYP£	1		10,000	–	(2)	–	(2)	Identification and development of new business opportunities in the oil and gas sector in Russian Federation

Global Companies LLC	–	–	–		–	56		15		Supply, storage, marketing and distribution of hydrocarbons and their derivatives

Montello Group LLC	–	–	–		–	–	(2)	–	(2)	Supply, storage, marketing and distribution of hydrocarbons and their derivatives

Chelsea Sandwich LLC	–	–	–		–	–	(2)	18		Storage and distribution of hydrocarbons and their derivatives

Terminales Marítimas Patagónicas S.A.	Common		$10		476,034	42	(1)(6)	7		Oil storage and shipment

Oiltanking Ebytem S.A.	Common		$10		351,167	5	(1)(6)	9		Hydrocarbon transportation and storage

Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1		12,298,800	28		26		Gas transportation by pipeline

Gasoducto del Pacífico (Chile) S.A.	–	–	–		–	–		–		Gas transportation by pipeline

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$	1		5,000	–	(2)	–	(2)	Investment and finance

Empresas Lipigas S.A.	–	–	–		–	–		–		Investment and finance

Central Dock Sud S.A.	Common		$0.01		86,799,282	11	(6)	29		Electric power generation and bulk marketing

Gas Argentino S.A.	Common		$1		104,438,182	–	(2)(13)	341		Investment in MetroGas S.A.

Gasoducto Oriental S.A.	Common		$1		2,000	1		–	(2)	Construction of a gas pipeline from Colonia to Montevideo on behalf of Gasoducto Cruz del Sur S.A.

Inversora Dock Sud S.A.	Common		$1		40,291,975	154	(6)	192		Investment and finance

Pluspetrol Energy S.A.	Common		$1		30,006,540	118		122		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing

A&C Pipeline Holding Company	Common	US$	1		162,000	–	(2)	–	(2)	Investment and finance

Oleoducto Trasandino (Argentina) S.A.	Preferred		$1		8,099,280	24		9		Oil transportation by pipeline

Oleoducto Trasandino (Chile) S.A.	–	–	–		–	–		–		Oil transportation by pipeline

Other companies:

Petróleos Transandinos YPF S.A.	Common	–	–	(11)	1,179	1		–	(2)	Exploration and production of hydrocarbons; refining and marketing of its derivatives

Mercobank S.A.	Common		$1		1,800,264	13		13		Investment and finance

						1,016		1,899

		2002									2001

		Last Financial Statements Issued(12)

Name and Issuer	Registered Address	Date	Capital Stock		Income (loss)		Equity		Holding in Capital Stock		Book Value

Investees:

Empresa Petrolera Andina S.A.	Av. José Estenssoro N° 100, casi Radial 19, 3° Anillo Externo - Santa Cruz de la Sierra - Bolivia	–	–		–		–		–		1,146

Compañía Mega S.A.	Av. Roque Sáenz Peña 777 - P. 7° - Buenos Aires - Argentina	06/30/02	203		(119)		296		38.00%		192

Petroken Petroquímica Ensenada S.A.	Sarmiento 1230 - P. 6° - Buenos Aires - Argentina	06/30/02	81		(97)		125		50.00%		122

Profertil S.A.	Alicia Moreau de Justo 140 - P. 1° - Buenos Aires - Argentina	06/30/02	2		(406)		231		50.00%		369

Refinería del Norte S.A.	Maipú 1 - P. 2º - Buenos Aires - Argentina	03/31/02	92		(67)		62		50.00%		142

Oleoductos del Valle S.A.	Florida 1 - P. 10° - Buenos Aires - Argentina	06/30/02	110		24		332		37.00%		93

PBBPolisur S.A.(3)	Av. Eduardo Madero 900 - P. 7° - Buenos Aires - Argentina	06/30/02	46		(302)		4		28.00%		117

Komi Nenets Energy Company Ltd.	1 Lambousas Street - Nicosia 1095 - Cyprus	–	–		–		–		33.33%	(5)	–	(2)

Global Companies LLC	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–		–		51.00%	(8)	40

Montello Group LLC	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–		–		49.00%	(8)	4

Chelsea Sandwich LLC	Watermill Center 800 South Street - Waltham - Massachusetts - USA	–	–		–		–		51.00%	(8)	–	(2)

Terminales Marítimas Patagónicas S.A.	Av. Leandro N. Alem 1180 - P.11° - Buenos Aires - Argentina	03/31/02	14		6		47		33.15%		29

Oiltanking Ebytem S.A.	Alicia Moreau de Justo 872 - P. 4° - Of. 7 - Buenos Aires - Argentina	03/31/02	12		(9)		10		30.00%		7

Gasoducto del Pacífico (Argentina) S.A.	San Martín 323 - P. 19° - Buenos Aires - Argentina	06/30/02	124		(4)		254		10.00%	(9)	29

Gasoducto del Pacífico (Chile) S.A.	Isidora Goyenechea 3600 - Of. 401 - Comuna Las Condes - Santiago de Chile - Chile	–	–		–		–		–		31

Gasoducto del Pacífico (Cayman) Ltd.	P.O. Box 265 - Georgetown – Cayman Islands	03/31/02	–	(2)	–	(2)	–	(2)	10.00%		–	(2)

Empresas Lipigas S.A.	Las Urbinas 53 - P. 15° - Comuna de Providencia - Santiago de Chile - Chile	–	–		–		–		–		84

Central Dock Sud S.A.	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	9		(28)		183		9.98%	(10)	7

Gas Argentino S.A.	Gregorio Araoz de Lamadrid 1360 - Buenos Aires - Argentina	06/30/02	230		(579)		70		45.33%		376

Gasoducto Oriental S.A.	Av. Ingeniero Huergo 1437 - P. 2° “E” - Buenos Aires - Argentina	06/30/02	–	(2)	–	(2)	–	(2)	16.67%	(7)	–	(2)

Inversora Dock Sud S.A.	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	94		(19)		189		42.86%		223

Pluspetrol Energy S.A.	Lima 339 - Buenos Aires - Argentina	06/30/02	67		(90)		154		45.00%		237

A&C Pipeline Holding Company	P.O. Box 309 - Georgetown - Cayman Islands	03/31/02	4		–	(2)	4		18.00%		–	(2)

Oleoducto Trasandino (Argentina) S.A.	Esmeralda 255 - P. 5° - Buenos Aires - Argentina	07/31/02	45		42		131		18.00%	(9)	22

Oleoducto Trasandino (Chile) S.A.	Ahumada 341 - Santiago de Chile - Chile	–	–		–		–		–		24

Other companies:
Petróleos Transandinos YPF S.A.	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	12/31/01	167		18		204		1.05%		–	(4)

Mercobank S.A.	Bartolomé Mitre 343 - Buenos Aires - Argentina	06/30/00	46		(15)		14		3.91%		13

(1)	Holding in shareholders' equity, net of intercompany profits.
(2)	No value is disclosed, due to book value is less than $ 1 million.
(3)	PBB was merged with and into Polisur S.A. effective as from April 1, 2001.
(4)	As of September 30, 2001, this investment was a consolidated controlled company (Note 12 to the primary financial statements).
(5)	Holding in capital stock through YPF International S.A.
(6)	Holding in shareholders' equity according to the last available financial statements, plus the results of significant and subsequent operations considering management information.
(7)	Holding in capital stock through A-Evangelista S.A.
(8)	Holding in capital stock through YPF Holdings Inc.
(9)	Interest in preferred stock.
(10)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(11)	These shares have no face value.
(12)	Amounts not expressed in millions of Argentine pesos as of September 30, 2002, if applicable.
(13)	Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Schedule I
Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001 EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements) (Unaudited)

			2002				2001

	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total		Total

Salaries and social security taxes	266	71	79	17	433		699
Fees and compensation for services	23	76	19	7	125		190
Other personnel expenses	49	21	15	14	99		137
Taxes, charges and contributions	75	5	10	–	90		148
Royalties and easements	1,157	–	–	–	1,157		872
Insurance	32	2	6	–	40		27
Rental of real estate and equipment	87	5	37	6	135		179
Survey expenses	–	–	–	27	27		9
Depreciation of fixed assets	1,463	30	112	–	1,605	(1)	1,732	(1)
Industrial inputs, consumable materials and supplies	330	6	18	2	356		358
Construction and other service contracts	363	18	33	7	421		427
Preservation, repair and maintenance	445	21	16	3	485		602
Contracts for the exploitation of
productive areas	114	–	–	–	114		86
Unproductive exploratory drillings	–	–	–	69	69		53
Transportation, products and charges	352	–	298	–	650		588
Allowance for doubtful trade receivables	–	–	18	–	18		257
Publicity and advertising expenses	–	15	28	–	43		97
Fuel, gas, energy and miscellaneous	319	55	35	7	416		465

Total, current period	5,075	325	724	159	6,283

Total, prior period	5,341	330	1,133	122			6,926

(1)	Includes 69 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega and Global for the nine-month period ended September 30, 2002, and 80 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the nine-month period ended September 30, 2001.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Current Assets
Cash	151	47
Investments (Note 3.a)	237	9
Trade receivables (Note 3.b)	1,695	2,108
Other receivables (Note 3.c)	3,912	1,192
Inventories (Note 3.d)	692	748
Other assets (Note 2.c)	382	1,225

Total current assets	7,069	5,329

Noncurrent Assets
Trade receivables (Note 3.b)	75	144
Other receivables (Note 3.c)	912	1,367
Investments (Note 3.a)	2,187	7,572
Fixed assets (Note 3.e)	18,521	18,278
Intangible assets (Exhibit B)	–	170

Total noncurrent assets	21,695	27,531

Total assets	28,764	32,860

Current Liabilities
Accounts payable (Note 3.f)	1,307	1,699
Loans (Note 3.g)	1,530	5,240
Salaries and social security	48	106
Taxes payable	193	717
Advances from crude oil purchasers (Note 10.b)	546	197
Reserves (Exhibit E)	25	250

Total current liabilities	3,649	8,209

Noncurrent Liabilities
Accounts payable (Note 3.f)	59	305
Loans (Note 3.g)	3,026	2,487
Taxes payable	36	–
Advances from crude oil purchasers (Note 10.b)	1,496	462
Reserves (Exhibit E)	163	179

Total noncurrent liabilities	4,780	3,433

Total liabilities	8,429	11,642
Shareholders’ Equity (per corresponding statements)	20,335	21,218

Total liabilities and shareholders’ equity	28,764	32,860

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002, except for per share amounts in Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Net sales (Note 8)	10,996	10,231

Cost of sales (Exhibit F)	(5,499)	(5,061)

Gross profit	5,497	5,170

Administrative expenses (Exhibit H)	(242)	(230)

Selling expenses (Exhibit H)	(625)	(969)

Exploration expenses (Exhibit H)	(88)	(93)

Operating income	4,542	3,878

(Loss) Income on long-term investments	(890)	2

Other income (expense), net (Note 3.h)	(138)	(77)

Financial income (expense) and holding gains, net:

Gains (losses) on assets (Note 3.i)	925	(44)

Losses on liabilities (Note 3.i)	(3,443)	(418)

Income from sale of long-term investments (Note 12)	584	579

Net income before income tax	1,580	3,920

Income tax (Note 2.g)	–	(1,394)

Net income	1,580	2,526

Earnings per share (Note 1)	4.02	6.42

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1, except for per share amount in pesos) (Unaudited)

	2002

	Shareholders’ Contributions

	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total

Balance at the beginning of years	3,933	7,331	643	29	11,936
Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001	–	–	–	–	–
As decided by the Ordinary and Extraordinary
Shareholders’ Meeting of April 18, 2001:
- Cash dividends (Ps. 2 per share)	–	–	–	–	–
As decided by the Ordinary and Extraordinary
Shareholders’ Meeting of April 10, 2002:
- Appropriation to legal reserve	–	–	–	–	–
- Appropriation to reserve for future dividends	–	–	–	–	–
Net income for the periods	–	–	–	–	–

Balance at the end of periods	3,933	7,331	643	29	11,936

	2002				2001

	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity

Balance at the beginning of years	813	7	5,999	18,755	18,345
Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001	–	–	–	–	2,088
As decided by the Ordinary and Extraordinary
Shareholders’ Meeting of April 18, 2001:
- Cash dividends (Ps. 2 per share)	–	–	–	–	(1,741)
As decided by the Ordinary and Extraordinary
Shareholders’ Meeting of April 10, 2002:
- Appropriation to legal reserve	56	–	(56)	–	–
- Appropriation to reserve for future dividends	–	1,717	(1,717)	–	–
Net income for the periods	–	–	1,580	1,580	2,526

Balance at the end of periods	869	1,724	5,806	20,335	21,218

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Cash Flows from Operating Activities
Net income	1,580	2,526
Adjustments to reconcile net income to net cash provided by operating activities:
(Losses) Income on long-term investments	890	(2)
Dividends from long-term investments	10	38
Depreciation of fixed assets	1,493	1,438
Income from sale of long-term investments	(584)	(579)
Consumption of materials and fixed assets retired, net of allowances	147	20
Increase in allowances for fixed assets	48	46
Net decrease in reserves	(290)	(35)
Changes in assets and liabilities:
Trade receivables	258	285
Other receivables	412	(177)
Inventories	(137)	(42)
Other assets	138	(509)
Accounts payable	(1,044)	(358)
Salaries and social security	(60)	(27)
Taxes payable	(14)	(852)
Advances from crude oil purchasers	582	(148)
Exchange differences, interest and other	1,153	139

Net cash flows provided by operating activities	4,582	1,763

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,803)	(1,754)
Net capital contributions	(15)	(370)
Proceeds from sale of long-term investments	928	854
Investments (non cash and equivalents)	29	(42)

Net cash flows used in investing activities	(861)	(1,312)

Cash Flows from Financing Activities
Proceeds from loans	59	2,718
Payment of loans	(3,454)	(1,305)
Dividends paid	–	(1,913)

Net cash flows used in financing activities	(3,395)	(500)

Increase (Decrease) in Cash and Equivalents	326	(49)
Cash and equivalents at the beginning of years	58	82
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	–	16

Cash and equivalents at the end of periods	384	49

For supplemental information on equivalents, see Note 3.a.

Notes 1 to 14 and the accompanying exhibits A, B, C, E, F, G and H and Schedule I are an integral part of these statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(amounts expressed in millions of Argentine pesos as of September 30, 2002, except where otherwise indicated - Note 1)
(Unaudited)

1. CHANGES IN ARGENTINE ECONOMIC RULES AND SIGNIFICANT ACCOUNTING POLICIES

Changes in Argentine economic rules

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The summary of the main measures adopted is disclosed in Note 13.

Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) considering the regulations of the Argentine Securities Commission. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the nine-month periods ended September 30, 2002 and 2001 are unaudited but reflect all adjustments which, in the opinion of Management, are necessary to present the financial position, results of operations and cash flows for such periods on a basis consistent with the audited annual financial statements.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution Number 6 of the F.A.C.P.C.E.

Pursuant to General Resolution Number 272 of the CNV and based on the prevailing economic stability conditions, the Company discontinued the application of the restatement method as from September 1, 1995, while retaining all restatements recorded until such date. This criterion has been accepted by Argentine GAAP until December 31, 2001. Considering the existence of a new inflationary context (the increase in the wholesale price index, applicable for restating financial statements, was 121% in the nine-month period ended September 30, 2002) and the conditions created by the new scenario established by the Public Emergency and Exchange System Reform Law, which are further described in Note 13, on March 6, 2002, the Buenos Aires City Professional Council in Economic Sciences (the “C.P.C.E.C.A.B.A.”) approved Resolution M.D. No. 3/2002, that provides, among other aspects, the application of the restatement in constant Argentine pesos in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting measurements restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the adjustments, such as those arisen in the stability period, be considered as stated in constant Argentine pesos as of December 2001.

The Company has applied for the period ended as of September 30, 2002, the Resolution M.D. No. 3/2002 of the C.P.C.E.C.A.B.A., related to the restatement in constant Argentine pesos, which was ratified by General Resolution No. 415 of the CNV, dated July 25, 2002. The financial statements for the nine-month period ended September 30, 2001, which are presented for comparative purposes, were restated to constant Argentine pesos as of September 30, 2002 to reflect the effect of changes in the purchasing power of money for the nine-month period then ended.

Financial instruments with off-balance sheet risk and concentrations of credit risk

Although YPF does not use derivative financial instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts, which are described below.

In November 1996, June 1998 and December 2001, the Company entered into price swap agreements on future crude oil delivery commitments of approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels to be delivered during the term of seven, ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices. As of September 30, 2002, approximately 39 million of barrels of crude oil are hedged under these agreements.

Gains and losses on hedging activities over crude oil sales are deferred until the related transaction is recognized and are accounted for as a component of net sales in the Statement of Income.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counter parties is minimal. Additionally, the Company’s trade receivables are dispersed among a broad customer base; therefore, concentrations of credit risk are limited.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Recognition of revenue

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title passes to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in exploration and in oil and gas extraction have been consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, income, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law Number 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law Number 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.b).

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2002 and 2001 (Note 4).

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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2.  VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

	–	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each period, if applicable.

	–	Amounts in foreign currencies have been valued at the relevant exchange rates in effect as of each period-end, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

	–	Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each period.

	–	Materials, raw materials and packaging materials have been valued at weighted average price,which does not significantly differ from its replacement cost as of the end of each period.

c)	Other assets:

Corresponds to the holding in capital stock in Repsol YPF Chile Ltda. as of September 30, 2002, and to the holdings in capital stock of Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. as of September 30, 2001, companies included in sale agreements, valued at the lower of equity method or the fair value included in sale agreements (Note 12).

d)	Noncurrent investments:

These include the Company’s investments in controlled companies and investees as defined by Argentine Corporation Law (Article 33 of Law No. 19,550) and investments in other companies where less than 10% interest is held. These investments are detailed in Exhibit C and have been valued using the equity method. The equity of foreign investments has been converted into Argentine pesos at the exchange rate prevailing at the end of each period and the corresponding exchange differences have been credited (charged) to current income.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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If necessary, adjustments have been made to conform the accounting principles used by controlled companies to those of the Company.

Holding in preferred shares has been valued as defined in the respective bylaws.

The investments in controlled companies and investees have been calculated based upon the last available financial statements of these companies at the end of each period, taking into account significant subsequent events and transactions as well as available management information (Exhibit C).

For the nine-month periods ended September 30, 2002 and 2001, the Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, the dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

–
The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic testwells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

	–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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–	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

Other fixed assets

–	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and repairs to the fixed assets have been charged to expense as incurred.

Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated realizable value.

The carrying value of the fixed assets, taken as a whole, does not exceed their estimated realizable value.

f)   Intangible assets:

Goodwill represented the excess of the acquisition cost of certain noncurrent investments over book value, which had been similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill was provided over its estimated useful life, using the straight-line method (Exhibit B).

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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g) Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax expense applying the current 35% income tax rate to the tax income for the period, without considering the effect of the temporary differences between the financial and tax basis.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets at the end of each year and therefore the Company’s tax liability will coincide with the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company has estimated the existence of tax loss carryforward for the nine-month period ended September 30, 2002, and has not determined a tax on minimum presumed income charge as Management estimates that income tax will be greater than tax on minimum presumed income for the year to be ended December 31, 2002.

For the nine-month period ended September 30, 2001, the income tax was charged to “Income tax” in the statement of income, since the annual income tax was higher that the estimated tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes effectively produced. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform established the implementation of a withholding system for hydrocarbon exports for five years. The applicable rates to that withholding system amounts to 5% for certain refined products and 20% for crude oil. Such withholdings are accounted for as a reduction to sales amount.

h)	Allowances and reserves:

Allowances

Amounts have been provided in order to reduce the valuation of trade receivables, other receivables,noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Reserves for losses

Amounts have been provided for various contingencies involving the Company. The estimated probable amounts recorded take into consideration the probability of occurrence, based on Management’s expectations and consultation with legal counsel.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation.

j)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for the “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account inconstant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

k)	Statements of income accounts:

The amounts included in the income statement have been recorded by applying the following criteria:

	–	Accounts which accumulate monetary transactions were restated by means of the application of the conversion factor of the month of the accrual to the original amounts, as detailed in Note 1.

	–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in Note 1.

	–	Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.

	–	Holding gains (losses) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account “Holding gains (losses) on inventories” .

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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	–	The income (losses) on long-term investments in controlled companies and investees has been calculated on the basis of the income of those companies restated at the closing date of the period and was included in the account “(Loss) Income on long-term investments”

	–	Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (losses) on exposure to inflation”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts

Assets
a) Investments:	2002				2001

	Current		Noncurrent		Current		Noncurrent

Short-term investments and Government securities	237	(1)	20	(2)	9	(1)	44
Long-term investments (Exhibit C)	–		2,345		–		7,541
Allowance for reduction in value of holdings in
long-term investments (Exhibit E)	–		(178)		–		(13)

	237		2,187		9		7,572

(1)	Includes 233 and 2 as of September 30, 2002 and 2001, respectively, with an original maturity of less than three months

(2)	Corresponds to Treasury bonds (“Letras Externas de la República Argentina”) due from one to two years, which accrues an annual interest rate of approximately 8.7%.

b) Trade receivables:	2002			2001

	Current		Noncurrent	Current	Noncurrent

Accounts receivable	1,708		75	2,416	144
Related parties (Note 7)	448		–	482	–
Notes receivable	–		–	11	–

	2,156	(1)	75	2,909	144
Allowance for doubtful trade receivables (Exhibit E)	(461)		–	(801)	–

	1,695		75	2,108	144

(1)	Includes 270 in litigation, 248 one to three months past due, 511 in excess of three months past due, 1,083 due within three months and 44 due after three months.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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c) Other receivables:	2002				2001

	Current		Noncurrent		Current	Noncurrent

Tax credits and advances and export rebates	199		49		248	155
Trade	42		–		66	–
Prepaid expenses	69		199		44	274
Concessions charges	17		165		16	161
Related parties (Note 7)	3,539		333		646	361
Loans to clients	16		96		53	223
From the renegotiation of long-term contracts	–		27		–	71
Gas imbalance	–		34		–	64
From joint ventures and other agreements	25		–		93	–
From sale of noncurrent assets	6		1		24	15
Miscellaneous	103		70		219	109

	4,016	(1)	974	(2)	1,409	1,433
Allowance for other doubtful accounts (Exhibit E)	(104)		–		(217)	–
Allowance for valuation of other receivables to
their estimated realizable value (Exhibit E)	–		(62)		–	(66)

	3,912		912		1,192	1,367

(1)	Includes 42 one to three months past due, 133 in excess of three months past due and 3,841 due as follows: 835 from one to three months, 536 from three to six months, 33 from six to nine months and 2,437 from nine to twelve months.
(2)	Includes 335 due from one to two years, 167 due from two to three years and 472 due after three years.

d) Inventories:	2002	2001

Refined products for sale	352	482
Crude oil	296	215
Products in process of refining	9	13
Raw materials and packaging materials	35	38

	692	748

e) Fixed assets:	2002	2001

Net book value of fixed assets (Exhibit A)	18,625	18,391
Allowance for unproductive exploratory drilling (Exhibit E)	(21)	(27)
Allowance for obsolescence of materials (Exhibit E)	(26)	(29)
Allowance for fixed assets to be disposed of (Exhibit E)	(57)	(57)

	18,521	18,278

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Liabilities

f) Accounts payable:	2002				2001

	Current		Noncurrent		Current	Noncurrent

Trade	988		5		1,077	24
Exploitation concessions (Note 10.b)	–		–		265	221
Related parties (Note 7)	172		–		193	–
From joint ventures and other agreements	108		–		144	–
Other	39		54		20	60

	1,307	(1)	59	(2)	1,699	305

(1)	Includes 1,277 due within three months, 4 due from three to six months and 26 due after six months.
(2)	Includes 43 due from one to two years and 16 due after two years.

g) Loans:			2002		2001

	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations (Note 3.g.1)	–	–	1,055	2,652	575	2,170
Related parties (Note 7)	–	–	–	–	4,258	–
Other bank loans and other creditors	3.66-3.72%	2002-2007	475	374	407	317

			1,530	3,026	5,240	2,487

(1)	Annual interest rates as of September 30, 2002.

The maturities of the Company’s current and noncurrent loans, as of September 30, 2002, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total

Current loans	393	1,090	–	47	1,530

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	1,228	93	93	883	729	3,026

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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As of September 30, 2002, the main loans of the Company with restrictive covenants, are as follows:

1) Negotiable Obligations:

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance		Interest rates(1)	Principal maturity	Book Value
(in millions)						2002		2001
		Year	Principal Value			Current	Noncurrent	Current	Noncurrent

	–	1994	US$ 350	8.00%	2004	11	1,133	7	670
US$	500	1995	US$ 400	–	–	–	–	66	–
US$	500	1997	US$ 100	–	–	–	–	38	–
US$	700	1995	US$ 400	–	–	–	–	128	–
US$	700	1996	Itl. L. 300,000	–	–	–	–	321	–
US$	1,000	1997	US$ 300	7.75%	2007	8	789	4	467
US$	1,000	1998	US$ 350	7.25%	2003	1,021	–	2	602
US$	1,000	1998	US$ 100	10.00%	2028	11	243	7	144
US$	1,000	1999	US$ 225	9.13%	2009	4	487	2	287

						1,055	2,652	575	2,170

(1) Annual interest rates as of September 30, 2002.

In connection with the issuances of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturities and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Statements of Income Accounts

h)  Other income (expense), net:

	Income (Expense)

	2002	2001

Tax on checking account debits and credits	(98)	(42)
Reserve for pending lawsuits	(33)	(18)
Miscellaneous	(7)	(17)

	(138)	(77)

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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i)   Financial income (expense) and holding gains (losses), net:

	Income (Expense)

	2002	2001

Gains (losses) on assets:
Interests	163	97
Exchange differences(1)	2,347	(84)
Holding gains (losses) on inventories (Exhibit F)	(11)	(57)
Losses on exposure to inflation	(1,574)	–

	925	(44)

(Losses) Gains on liabilities:
Interests	(398)	(418)
Exchange differences	(4,411)	–
Gains on exposure to inflation	1,240	–
Miscellaneous	126	–

	(3,443)	(418)

	(2,518)	(462)

(1)	Includes 1,869 and (84) corresponding to the translation effect on foreign investments for the nine-month periods ended September 30, 2002 and 2001, respectively.

4. CAPITAL STOCK

The Company’s capital, as of September 30, 2002, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

As of September 30, 2002, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.03% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of September 30, 2002, the Argentine Government holds 1,000 Class A shares. So long as any Class A shares remain outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of September 30, 2002, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 78 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 79 million and US$ 85 million, respectively. As of September 30, 2002, Pluspetrol Energy S.A. has started negotiations with local and international financial institutions in order to reach an agreement on the reschedule of its debt.

The Company has agreed to maintain its interest in Profertil S.A. and Petroken and not to dispose such interests without the prior consent of the lenders. In addition, YPF has pledged all shares of capital stock in Mega, and has committed, among other things, to maintain its interest upon April 1, 2004. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

In connection with the loans taken for the acquisition of the common stock of Maxus (indirect controlled company through YPF Holdings Inc.), the Company has guaranteed the repayment of such debt, that amounted to US$ 27 million as of September 30, 2002.

Additionally, pursuant to the sale of certain subsidiaries during the year ended December 31, 2001, the Company guaranteed the effect of the devaluation of the Argentine peso in relation to the U.S. dollar on a working capital of US$ 80 million for a twelve-month period beginning on December 2001. This commitment falls under the scope of the Law on Public Emergency and Exchange System Reform as amended.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of September 30, 2002, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and location	Ownership interest	Operator	Last financial statements issued	Duration through	Activity

Puesto Hernández Neuquén and Mendoza	61.55%	Pecom Energía S.A.	03/31/02	2016	Production

El Tordillo Chubut	12.20%	Tecpetrol S.A.	06/30/02	2016	Production

Magallanes “A” Santa Cruz	50.00%	Sipetrol S.A.	12/31/01	2016	Production

Tierra del Fuego Tierra del Fuego	30.00%	Pan American Fueguina S.R.L.	06/30/02	2017	Production

Palmar Largo Formosa	30.00%	Pluspetrol S.A.	03/31/02	2017	Production

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Name and location	Ownership interest	Operator	Last financial statements issued	Duration through	Activity

Aguaragüe Salta	30.00%	Tecpetrol S.A.	05/31/02	2017	Exploration and production

Aguada Pichana Neuquén	27.28%	Total Austral S.A.	06/30/02	2017	Production

San Roque Neuquén	34.11%	Total Austral S.A.	06/30/02	2017	Exploration and production

Acambuco Salta	22.50%	Pan American Energy LLC	06/30/02	2016	Exploration and production

La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	06/30/02	2017	Exploration

Llancanelo Mendoza	51.00%	YPF S.A.	–	2018	Exploration and production

Ramos(1) Salta	15.00%	Pluspetrol Energy S.A.	12/31/01	2026	Production

Filo Morado Neuquén	50.00%	YPF S.A.	–	2006	Generation of power electricity

Corralera Neuquén	40.00%	Chevron San Jorge S.R.L.	–	2005	Exploration

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of September 30, 2002, the Company had been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%. The Company also entered into agreements with other oil companies to carry out exploration efforts in certain areas of the Neuquén and Golfo de San Jorge basins.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2002	2001

Current assets	83	128
Noncurrent assets	1,593	1,478

Total assets	1,676	1,606

Current liabilities	185	144
Noncurrent liabilities	–	2

Total liabilities	185	146

Production costs	487	405

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of September 30, 2002 and 2001, from transactions with controlled companies, investees, the parent company and other related parties under common control are as follows:

	2002			2001

	Trade receivables	Other receivables		Trade receivables	Other receivables

	Current	Current	Noncurrent	Current	Current	Noncurrent

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	11	–	–	9	–	–
A - Evangelista S.A.	–	5	–	–	7	–

	11	5	–	9	7	–

Investees:
Refinor	57	2	–	7	4	–
Petroken	9	–	–	11	4	–
Profertil S.A.	6	118	–	4	33	–
Mega	178	–	33	91	–	–
Others	39	4	5	37	9	16

	289	124	38	150	50	16

Parent Company and Other Related Parties under common control:
Repsol YPF	–	2,408	–	–	–	–
Repsol YPF Transporte y Trading S.A.	110	–	–	188	–	–
Repsol YPF Gas S.A.	11	28	57	40	33	153
Repsol YPF Gas Chile Ltda.	–	211	238	–	77	192
Repsol YPF Brasil S.A.	15	346	–	15	184	–
Repsol Butano S.A.	–	165	–	–	–	–
Repsol International Finance B.V.	–	74	–	–	–	–
Andina	–	169	–	–	–	–
Others	12	9	–	80	295	–

	148	3,410	295	323	589	345

	448	3,539	333	482	646	361

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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	2002		2001

	Accounts Payable	Loans	Accounts Payable	Loans

	Current	Current	Current	Current

Controlled Companies:
Operadora de Estaciones de Servicios S.A.	7	–	22	–
A - Evangelista S.A.	38	–	20	–
Others	44	–	–	–

	89	–	42	–

Investees:
Oleoductos del Valle S.A.	15	–	20	–
Refinor	19	–	11	–
Others	37	–	38	–

	71	–	69	–

Other Related Parties under common control:
Repsol International Finance B.V.	–	–	–	2,435
Repsol Netherlands Finance B.V.	–	–	–	1,823
Others	12	–	82	–

	12	–	82	4,258

	172	–	193	4,258

The Company purchases, sales and finances transactions with its controlled companies and investees, parent company and other related parties under common control. The prices of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in controlled companies and investees to other related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the nine-month periods ended September 30, 2002 and 2001, include the following:

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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	2002				2001

	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)

Controlled Companies:
Operadora de Estaciones de
Servicios S.A.	6	65	–	–	13	95	–	–
A - Evangelista S.A.	–	226	–	–	–	86	–	–

	6	291	–	–	13	181	–	–

Investees:
Refinor	133	48	–	–	168	131	–	–
Petroken	84	1	–	–	95	2	–	–
Profertil S.A.	28	19	20	6	33	9	–	–
Mega	203	–	(34)	1	228	22	–	–
Oleoductos de Valle S.A.	1	51	–	–	–	69	–	–
Oleoducto Trasandino (Argentina) S.A.	–	53	–	–	–	42	–	–
Others	149	76	–	–	171	100	–	–

	598	248	(14)	7	695	375	–	–

Parent Company and Other
Related Parties under common
control:
Repsol YPF Transporte y Trading S.A.	959	335	–	–	1,701	82	–	–
Repsol YPF Gas S.A.	98	–	13	5	120	–	(62)	11
Repsol International Finance B.V.	–	–	(106)	–	–	–	1,285	(106)
Repsol Netherlands Finance B.V.	–	–	(1,912)	(76)	–	–	1,248	(46)
Others	87	9	25	54	365	81	(365)	15

	1,144	344	(1,980)	(17)	2,186	163	2,106	(126)

	1,748	883	(1,994)	(10)	2,894	719	2,106	(126)

8. BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of crude oil and natural gas arising from service contracts and concession obligations (“Exploration and Production”), the refining and marketing of crude oil and petroleum derivatives (“Refining and Marketing”), the petrochemical operations (“Chemical”), the marketing of natural gas and electric power generation (“Natural Gas and Electricity”) and the other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and the operations of TS (Note 10.b) (“Corporate and Other”).

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Operating income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation adjustments		Total

Nine-month period ended
September 30, 2002
Net sales to unrelated parties	1,088	7,670	471	19		–	–		9,248
Net sales to related parties	227	1,521	–	–		–	–		1,748
Net intersegment sales and fees	8,218	471	248	13		–	(8,950)		–

Total net sales and revenues for services	9,533	9,662	719	32	(1)	–	(8,950)		10,996

Operating income (loss)	5,026	(64)	124	12		(242)	(314)		4,542
Income (loss) on long-term investments	44	(5)	(315)	(596)		(18)	–		(890)
Depreciation, depletion and amortization of fixed assets	1,168	270	26	8		21	–		1,493
Acquisition of fixed assets	1,553	125	101	6		18	–		1,803
Identifiable assets	17,654	9,031	1,041	402		1,600	(964)		28,764

Nine-month period ended September 30, 2001
Net sales to unrelated parties	1,449	5,579	274	35		–	–		7,337
Net sales to related parties	2,000	894	–	–		–	–		2,894
Net intersegment sales and fees	4,015	458	323	13		–	(4,809)		–

Total net sales and revenues for services	7,464	6,931 (2)	597	48	(1)	–	(4,809	)(2)	10,231

Operating income (loss)	3,677	451	11	22		(230)	(53)		3,878
Income (loss) on long-term investments	(7)	63	(91)	69		(32)	–		2
Depreciation, depletion and amortization of fixed assets	1,112	277	22	7		20	–		1,438
Acquisition of fixed assets	1,431	137	148	9		29	–		1,754
Identifiable assets	19,497	10,079	1,449	1,113		1,141	(419)		32,860

(1)	Natural gas sales are recorded in the Exploration and Production segment.
(2)	Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of September 30, 2001 would have been approximately 8,673 and (6,551), respectively.

Export revenues were 5,619 and 3,590, including 959 and 1,701 sold to Repsol YPF Transporte y Trading S.A. for the nine-month periods ended September 30, 2002 and 2001, respectively. The export sales are mainly to Brazil, Chile and the United States of America.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Program:

Covers certain YPF and its controlled companies’ personnel. The bonus is based on compliance with corporate, business unit and personal objectives and performance. It is calculated considering the annual compensation of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Program was 21 and 27 for the nine-month periods ended September 30, 2002 and 2001, respectively.

b)	Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 2 and 4 for the nine-month periods ended September 30, 2002 and 2001, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Reserve for pending lawsuits:

The Company has established a reserve for these contingencies, and in the opinion of Management, based upon the opinion of external counsel, these lawsuits are not expected to have a material adverse effect on the results of operations and financial position of the Company in the future (Exhibit E).

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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b)   Other matters:

Contractual commitments:

In November 1996, June 1998 and December 2001, the Company received approximately US$ 381 million, US$ 300 million and US$ 383 million, respectively, from crude oil purchasers as advanced payments for future crude oil deliveries under forward crude oil sale agreements for a total amount of US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels during the term of seven, ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as advances from crude oil purchasers on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The balance outstanding of these advances as of September 30, 2002 and 2001, amounts to 2,042 and 659, respectively. Crude oil volumes delivered to the purchasers are reported as net sales at prices used to calculate the total amount under these agreements.

Management does not believe that any material adverse effects on the results of operations and financial position of the Company would occur as a result of the commitments discussed in the preceding paragraph.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the Predecessor as of December 31, 1990.

As of September 30, 2002, all claims related to the Predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government. On the basis of privatization legislation, the Company believes that it will not be held ultimately responsible for any material amount of these claims.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Expenditures related to the remediation of existing conditions caused by past operations are fully provided as known.

The estimates underlying such provision are based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. From evidence currently available, Management does not believe these changes would have a significant adverse impact on the Company’s financial position and results of operations, although changes in projected expenditures as a result of changes in Argentine laws and regulations could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities retained by Maxus related to activities in the chemical industry carried out in the past were assumed by TS, an indirect controlled subsidiary through YPF Holdings Inc. In connection with this transaction, YPF committed to contribute capital to TS up to an amount that will enable TS to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189 from the Department of Industry, Commerce and Mining of Argentina (the “Department”) issued on March 19, 1999. Such resolution imposed a fine on the Company of 109, based on the interpretation that YPF had purportly abused of its dominant position in the liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG regarding the sales to the domestic market from 1993 through 1997. On March 29, 1999, YPF filed with the Criminal Economic Appellate Court in and for the City of Buenos Aires (“the Court of Appeals”) an appeal against and a motion to annul such resolution. On November 24, 2000, the Court of Appeals confirmed the resolution of such Department (two ayes and one dissenting vote). Furthermore, the dissenting judge proposed to revoke Resolution No. 189 from the Department, as the judge considered that the correct operation of the market has not been affected and that no unfair competition practices were applied. Based on the above mentioned, the dissenting judge considered that the Antitrust Law No. 22,262 has not been violated (Whereas No. 20). On December 13, 2000, YPF filed with the Court of Appeals an extraordinary appeal to the Argentine Supreme Court against the decision of the Court of Appeals. The motion to appeal was dismissed by the Court of Appeals on December 29, 2000. On January 5, 2001, YPF filed with the Secretary of the Antitrust and Consumer Protection Board a request to suspend the enforcement of the fine mentioned above. On February 8, 2001, YPF filed with the Argentine Supreme Court a motion for complaint against dismissed appeal requesting that the Argentine Supreme Court grants the appeal and reverses the decision appealed. The Company reserved the mentioned amount during the year ended December 31, 2000. In July 2002, the Argentine Supreme Court confirmed the decision of the Court of Appeals and YPF carried out the claimed payment.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. Additionally, YPF contributed US$ 20 million to certain companies that provide services to YPF applied to the settlement of indebtedness and US$ 10 million to cover the working capital requirements of those companies. The previously mentioned commitments have been affected by the changes in economic rules mentioned in Note 13.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

The reserve for future dividends of 1,717, approved by the Shareholders’ Meeting of April 10, 2002, may be disposed for dividend payments upon the Board of Directors’ decision.

Certain restrictions on transfers abroad related to the new economic rules are disclosed in Note 13.

12. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2001:

—	In January 2001, the Company sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 38.

—	In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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—	In February 2001, the Company sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 13 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino(Chile) S.A., recording a net income of 29.

—	In February 2001, YPF entered into an agreement with Pecom Energía S.A. (“Pecom”) under which it acquired a 20.25% interest in Empresa Petrolera Andina S.A. (“Andina”), through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. As a consequence of these transactions, YPF’s indirect interest in Andina increased to 50%. The net income recorded for the sale transaction previously mentioned amounted to 212.

—	In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1,2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, the Company sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 49.

—	In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

—	In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 277.

—	In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 7.

—	In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF’s interest in Apex Petroleum Inc. to YPF International Ltd.

—	In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 208.

—	In July 2001, the Company sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 35.

—	In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 9.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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—	In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

—	In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

—	In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

—	In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 60.

—	As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 557 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

During the nine-month period ended September 30, 2002:

—	YPF sold interests in long-term investments and approved the sale of certain subsidiaries, recording a net consolidated income of 683 as of September 30, 2002, including a net gain of 584 recorded in “Income from sale of long-term investment” and a net gain of 99 in “Income (loss) on long-term investments” of the statement of income:

	•	In January 2002, YPF International Ltd. sold the investments in Indonesia previously mentioned for a total amount of approximately US$ 174, recording a gain of 99.

	•	In March 2002, the Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 25.

	•	In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 609. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

Management does not believe that any significant adverse effects on the results of operations would occur because of the sale transactions described above.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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13.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC RULES

As stated in Note 1, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform. New regulations and supplementary policies fundamentally established the abandonment of the convertibility of the Argentine peso and an official exchange system and a freely floating exchange market. The official exchange rate was fixed at Argentine pesos 1.4 to US$ 1, and the freely floating exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Argentine pesos 1.60 and 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a.	Consolidation of exchange markets into a free market for negotiating foreign trade transactions. As of September 30, 2002, the exchange rate closed at 3.74 Argentine pesos for each US$ 1, selling rate.

Additionally, it will be required until February 8, 2003, prior authorization of the Central Bank of Argentina (“BCRA”) for money transfers abroad such as financial loan capital and interest payments, royalties, dividend distributions and other similar.

Collections of exported goods and services, other than the cases described below, must be liquidated in the single and free-exchange market over the terms provided by the Industry and Commerce Department. Furthermore, transfers abroad to pay the principal of financial obligations must have the prior authorization of the BCRA, except for exports prefinancing, advances received from crude oil exports, and certain financing agreements providing that repayment must be made through applying abroad the cash flow arising from exports. In this respect, export collections may be applied to settlement thereof, requiring, under certain circumstances, BCRA’s conformity.

Additionally, Decree No. 1589/89 of the Federal Executive, provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17.319, as supplemented, and producers that may decide so in the future will have free availability of the percentage of foreign currency established in biddings and/or renegotiations, or agreed-upon in the respective contracts, and will not be compelled to pay and liquidate the related foreign currency at such percentage. In no case will the maximum freely-available percentage be allowed to exceed 70% of each transaction.

Certain government advisory organizations have issued non-binding opinions regarding the Oil & Gas industry right for free availability of foreign currency generated by hydrocarbons and their derivatives exports established by the previously mentioned Decree N° 1589/89. Such organizations understand that said right would have been implicitly revoked by the new exchange regime. The Company’s Management upholds that the currently effective law clearly and consistently restates the validity of the right established by Decree N° 1589/89, and that to date there is no explicit abrogation of the right referred above, as required.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159

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b.	De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Argentine pesos 1.40 to US$ 1 exchange rate, and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Argentine peso 1 to US$ 1 exchange rate. Deposits and certain obligations switched into pesos will be subsequently adjusted by a “benchmark stabilization coefficient” published by the BCRA and which will be applied as from the date of issuance of Decree No. 214/2002 February 3, 2002), plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system fixed by the BCRA.

c.	De-dollarization of all private agreements celebrated as of January 6, 2002, at the Argentine peso 1 to US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b. above. If by the application of this measure, the product or services’ resulting value become higher of lower than on payment, any of the parties may ask for an equitable price adjustment.

d.	De-dollarization of utility rates, which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis.

e.	Restrictions on the free disposition of funds deposited with banks and 2-year suspension of the law on bank-deposits unseizability.

f.	Implementation of a withholding system for hydrocarbon exports for five years with applicable rates of 5% for certain refined products and of 20% for crude oil.

g.	The suspension of paragraph No. 5 article No. 94 and article No. 206 of Business Association Law No. 19,550, referred to the dissolution of a company because of its shareholders’ contribution loss or its compulsory reduction, respectively, until December 10, 2003.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law’s effective date.

These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. All estimates made by Company’s Management considered such policies. The effects of any additional measures to be implemented by the Federal Government and of the regulations to be issued on measures adopted before will be recognized in the financial statements once Company’s Management becomes aware of their existence.

14.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by YPF Sociedad Anónima that conform with Argentine GAAP do not conform with accounting principles generally accepted in the United States.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002

	Cost

Main Account	Amounts at Beginning of Year	Increases		Net Decreases and Transfers		Amounts at End of Period

Land and buildings	1,922	2		5		1,929
Mineral property, wells and related equipment	35,620	–		923		36,543
Refinery equipment	6,573	–		442		7,015
Transportation equipment	1,608	–		(13)		1,595
Materials and equipment in warehouse	225	302		(372)		155
Drilling and work in progress	1,207	1,499		(1,219)		1,487
Furniture, fixtures and installations	460	–		(82)		378
Selling equipment	1,464	–		(102)		1,362
Other property	293	–		(24)		269

Total, current period	49,372	1,803	(3)	(442	)(1)	50,733

Total, prior period	44,219	6,388	(3)(5)	(1,526	)(1)	49,081

	2002									2001

	Depreciation

Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Period	Net Book Value		Net Book Value

Land and buildings	725	(4)		2%	28		749	1,180		1,146
Mineral property, wells and related equipment	23,400	(8)		(2)	1,154		24,546	11,997	(4)	11,593	(4)
Refinery equipment	4,225	–		4-5%	170		4,395	2,620		2,378
Transportation equipment	1,079	(20)		1-5%	24		1,083	512		511
Materials and equipment in warehouse	–	–		–	–		–	155		228
Drilling and work in progress	–	–		–	–		–	1,487		1,787
Furniture, fixtures and installations	383	(102)		10%	24		305	73		82
Selling equipment	861	(120)		10%	80		821	541		575
Other property	205	(9)		10%	13		209	60		91

Total, current period	30,878	(263	)(1)		1,493		32,108	18,625

Total, prior period	27,755	(1,009	)(1)		3,944	(6)	30,690			18,391

(1)	Includes 32 and 66 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2002 and 2001, respectively, and 431 charged to “Income from sale of long-term investments” for the nine-month period ended September 30, 2001.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(3)	Includes 29 and 27 corresponding to capitalized financial expenses for those assets which construction is extended in time for the nine-month periods ended September 30, 2002 and 2001, respectively (Note 2.e).
(4)	Includes 1,676 and 1,818 of mineral property as of September 30, 2002 and 2001, respectively.
(5)	Includes 4,634 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom.
(6)	Includes 2,506 of fixed assets’ accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit B

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
INTANGIBLE ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002

	Cost

Main Account	Amount at Beginning of Year	Increases		Decreases	Amount at End of Period

Goodwill
- Refinor	4	–		–	4
- Gas Argentino S.A.	13	–		–	13
- Repsol YPF Gas S.A.	–	–		–	–
- PBBPolisur S.A.	58	–		–	58
- Maleic S.A.	11	–		–	11

Total, current period	86	–		–	86

Total, prior period	224	104	(2)	9	319

	2002						2001

	Amortization

Main Account	Accumulated at Beginning of Year	Increases		Amortization Rate	Accumulated at End of Period	Net Book Value	Net Book Value

Goodwill
- Refinor	–	4		5%	4	–	4
- Gas Argentino S.A.	2	11		5%	13	–	7
- Repsol YPF Gas S.A.	–	–		–	–	–	117
- PBBPolisur S.A.	29	29		10%	58	–	33
- Maleic S.A.	4	7		10%	11	–	9

Total, current period	35	51	(1)		86	–

Total, prior period	131	18	(1)(3)		149		170

(1)	Includes 38 charged to “Allowance for reduction in value of holdings in long-term investments” as of September 30, 2002. It also includes 13 and 16 charged to “(Loss) Income on long-term investments” account in the statements of income as of September 30, 2002 and 2001, respectively.
(2)	Includes 77 corresponding to goodwill recorded at Astra at the moment of its merger into YPF and 27 corresponding to the goodwill arising from the merger of Repsol Gas S.A. with YPF Gas S.A.
(3)	Includes 2 of accumulated depreciation of goodwill recorded at Astra at the moment of its merger into YPF.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
INVESTMENTS IN SHARES AND HOLDINGS IN INVESTEES ADN OTHER COMPANIES

amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1 to the primary financial statements)
(Unaudited)

2002

										Information on the Issuer

	Description of the Securities

Name and Issuer	Class	Face Value			Amount	Book Value		Cost		Main Business

Controlled companies:
YPF International S.A.	Common	Bs.	100		147,695	479		1,402		Investment

YPF Holdings Inc.	Common	US$	0.01		100	541	(4)	427		Investment and finance

Operadora de Estaciones de Servicios S.A.	Common		$1		11,880	246		263		Acquisition, subdivision, repair and transfer of properties and commercial management of YPF’s gas stations

YPF Chile S.A.	–	–	–		–	–		–		Administration of the investments’ acquisitions and exploitation of YPF S.A. in Chile

Repsol YPF Gas S.A.	–	–	–		–	–		–		Hydrocarbon marketing

A-Evangelista Construções e Serviços Ltda.	Common	R$	10		2,593	–	(5)	–	(5)	Maintenance and repairing services of facilities and equipments used in oil and gas industry, equipment marketing, engineering studies and project development, and other related activities

A-Evangelista S.A.	Common		$1		8,683,498	76	(2)(10)	31		Engineering and construction services

Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01		769,414	44		84		Investment and finance

Enerfin S.A. (in liquidation)	Common	US$	100		50,000	–		–		Investment and finance

Poligas Luján S.A.C.I.	Common		$1		7,574	–	(5)	–	(5)	Rent of bottling plant of liquefied gas

Apex Petroleum Inc.	–	–	–		–	–		–		Exploration, exploitation and marketing of hydrocarbons and provision or acquisition of consulting and engineering services

Investees:
Compañía Mega S.A.	Common		$1		77,292,000	127		170		Separation, fractionation and transportation of natural gas liquids

Petroken Petroquímica Ensenada S.A.	Common		$1		40,602,826	71		104		Petrochemicals

Profertil S.A.	Common		$1		1,000,000	130		394		Production and marketing of fertilizers

Refinería del Norte S.A.	Common		$1		45,803,655	126	(10)	124		Refining

Oleoductos del Valle S.A.	Common		$10		4,072,749	108	(2)	51		Oil transportation by pipeline

PBBPolisur S.A. (7)	Common		$1		12,838,664	1		237		Petrochemicals

Terminales Marítimas Patagónicas S.A.	Common		$10		476,034	42	(2)(10)	7		Oil storage and shipment

Oiltanking Ebytem S.A.	Common		$10		351,167	5	(2)(10)	9		Hydrocarbon transportation and storage

Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1		12,298,800	28		26		Gas transportation by pipeline

Gasoducto del Pacífico (Cayman) Ltd.	Common	US$	1		5,000	–	(5)	–		Investment and finance

Central Dock Sud S.A.	Common		$0.01		86,799,282	11	(10)	29		Electric power generation and bulk marketing

Gas Argentino S.A.	Common		$1		104,438,182	–	(4)(5)	341		Investment in MetroGas S.A.

Inversora Dock Sud S.A.	Common		$1		40,291,975	154	(10)	192	(5)	Investment and finance

Pluspetrol Energy S.A.	Common		$1		30,006,540	118		122		Exploration and exploitation of hydrocarbons and electric power generation, production and marketing
A&C Pipeline Holding Company	Common	US$	1		162,000	–	(5)	–	(5)	Investment and finance

Oleoducto Trasandino (Argentina) S.A.	Preferred		$1		8,099,280	24		9		Oil transportation by pipeline

Other companies:
Petróleos Transandinos YPF S.A.	Common	–	–	(8)	1,179	1		–		Exploration and production of hydrocarbons; refining and marketing of its derivatives
Mercobank S.A.	Common		$1		1,800,264	13		13		Investment and finance
						2,345		4,035

2002										2001

	Information on the Issuer

		Last Financial Statements Issued(9)

Name and Issuer	Registered Address	Date	Capital Stock		Income (loss)	Equity		Holding in Capital Stock		Book Value

Controlled companies:

YPF International S.A.	Av. José Estenssoro 100 - Santa Cruz de la Sierra - República de Bolivia	09/30/02	–	(5)	107	479		99.99%		4,761

YPF Holdings Inc.	717 North Harwood Street - Dallas - Texas - U.S.A.	09/30/02	1,991		(102)	551		100.00%		–

Operadora de Estaciones de Servicios S.A.	Av. Roque Sáenz Peña 777 - Buenos Aires - Argentina	09/30/02	–	(5)	(22)	246		99.00%		294

YPF Chile S.A.	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	–	–		–	–		–		305

Repsol YPF Gas S.A.	Esmeralda 255 - P. 4° - Buenos Aires - Argentina	–	–		–	–		–		195

A-Evangelista Construções e Serviços Ltda.	Av. Paulo de Frontin 289 - Rio de Janeiro - Brazil	06/30/02	3		– (5)	1		1.00	%(1)	–	(5)

A-Evangelista S.A.	Tucumán 774 - P. 12° - Buenos Aires - Argentina	06/30/02	9		31	81		99.91%		53

Argentina Private Development Company Limited (in liquidation)	P.O. Box 1109, Midland Bank Trust Building, Fort Street - Georgetown - Grand Cayman - British West Indies	12/31/01	–	(5)	3	44		100.00%		97

Enerfin S.A. (in liquidation)	Juncal 1327 - Apto. 602 - Montevideo - Uruguay	11/30/01	–		–	–		100.00%		7

Poligas Luján S.A.C.I.	Tucumán 744 - P. 10° - Buenos Aires - Argentina	11/30/01	–	(5)	– (5)	–	(5)	50.50%		–	(5)

Apex Petroleum Inc.	1209 Orange Street - Wilmington - New Castle - Delaware - USA	–	–		–	–		–		4

Investees:
Compañía Mega S.A.	Av. Roque Sáenz Peña 777 - P. 7° - Buenos Aires - Argentina	06/30/02	203		(119)	296		38.00%		192

Petroken Petroquímica Ensenada S.A.	Sarmiento 1230 - P. 6° - Buenos Aires - Argentina	06/30/02	81		(97)	125		50.00%		122

Profertil S.A.	Alicia Moreau de Justo 140 - P. 1° - Buenos Aires - Argentina	06/30/02	2		(406)	231		50.00%		369

Refinería del Norte S.A.	Maipú 1 - P. 2º - Buenos Aires - Argentina	03/31/02	92		(67)	62		50.00%		142

Oleoductos del Valle S.A.	Florida 1 - P. 10° - Buenos Aires - Argentina	06/30/02	110		24	332		37.00%		93

PBBPolisur S.A. (7)	Av. Eduardo Madero 900 - P. 7° - Buenos Aires - Argentina	06/30/02	46		(302)	4		28.00%		117

Terminales Marítimas Patagónicas S.A.	Av. Leandro N. Alem 1180 - P. 11° - Buenos Aires - Argentina	03/31/02	14		6	47		33.15%		29

Oiltanking Ebytem S.A.	Alicia Moreau de Justo 872 - P. 4° - Of. 7 - Buenos Aires - Argentina	03/31/02	12		(9)	10		30.00%		7

Gasoducto del Pacífico (Argentina) S.A.	San Martín 323 - P. 19° - Buenos Aires - Argentina	06/30/02	124		(4)	254		10.00	%(3)	29

Gasoducto del Pacífico (Cayman) Ltd.	P.O. Box 265 - Georgetown - Cayman Islands	03/31/02	–	(5)	– (5)	–	(5)	10.00%		–	(5)

Central Dock Sud S.A.	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	9		(28)	183		9.98	%(6)	7

Gas Argentino S.A.	Gregorio Araoz de Lamadrid 1360 - Buenos Aires - Argentina	06/30/02	230		(579)	70		45.33%		221

Inversora Dock Sud S.A.	Reconquista 360 - P. 6° - Buenos Aires - Argentina	03/31/02	94		(19)	189		42.86%		223

Pluspetrol Energy S.A.	Lima 339 - Buenos Aires - Argentina	06/30/02	67		(90)	154		45.00%		237

A&C Pipeline Holding Company	P.O. Box 309 - Georgetown - Cayman Islands	03/31/02	4		– (5)	4		18.00%		–	(5)

Oleoducto Trasandino (Argentina) S.A.	Esmeralda 255 - P. 5° - Buenos Aires - Argentina	07/31/02	45		42	131		18.00	%(3)	22

Other companies:
Petróleos Transandinos YPF S.A.	Gertrudis Echenique 30 - P. 12° - Comuna Las Condes - Santiago de Chile - Chile	12/31/01	167		18	204		1.05%		2

Mercobank S.A.	Bartolomé Mitre 343 - Buenos Aires - Argentina	06/30/00	46		(15)	14		3.91%		13
										7,541

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Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
ALLOWANCES AND RESERVES
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002						2001

Account	Amount at Beginning of Year	Increases		Decreases		Amount at End of Period	Amount at End of Period

Related to current assets:
For doubtful trade receivables	1,033	1		573		461	801
For other doubtful accounts	230	–		126		104	217

	1,263	1		699		565	1,018

Related to noncurrent assets:
For valuation of other receivables
to their estimated realizable value	80	26		44		62	66
For reduction in value of holdings in long-term investments	312	–		134		178	13

For unproductive exploratory drilling	5	48		32		21	27
For obsolescence of materials	26	–		–		26	29
For fixed assets to be disposed of	57	–		–		57	57

	480	74		210		344	192

Total deducted from assets, current period
	1,743	75		909	(2)	909

Total deducted from assets, prior period	967	349		106			1,210

Reserves for losses - current:
For miscellaneous contingencies	250	21		246		25	250

Reserves for losses - noncurrent:
For pending lawsuits (Note 10.a)	221	80		140		161	168
For miscellaneous contingencies	7	–		5		2	11

	228	80		145		163	179

Total included in liabilities, current period	478	101		391	(2)	188

Total included in liabilities, prior period	449	33	(1)	53			429

(1)	Includes 15 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF.
(2)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the period for monetary allowances and reserves.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
COST OF SALES
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002	2001

Inventories at beginning of year	555	679
Effect of the merger with Astra and Repsol Argentina S.A.	–	27
Purchases for the period	948	858
Production costs (Exhibit H)	4,699	4,302
Holding gains (losses) on inventories (Note 3.i)	(11)	(57)

Inventories at end of period (Note 3.d)	(692)	(748)

Cost of sales	5,499	5,061

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)
(Unaudited)

	Foreign Currency and Amount				Exchange Rate in pesos as of 09-30-02		Book Value as of 09-30-02

Account	2001		2002

Current Assets
Cash	–	–	US$	2	3.64	(1)	7

Investments	US$	2	US$	15	3.64	(1)	55

Trade receivables	US$	446	US$	292	3.64	(1)	1,063
	–	–		€2	3.59	(1)	7

							1,070

Other receivables	US$	317	US$	973	3.64	(1)	3,542

Total current assets							4,674

Noncurrent Assets
Other receivables	US$	233	US$	74	3.64	(1)	271

Investments	US$	20	–	–	–		–

Total noncurrent assets							271

Total assets							4,945

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit G (Cont.)

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)
(Unaudited)

	Foreign Currency and Amount				Exchange Rate in pesos as of 09-30-02		Book Value as of 09-30-02

Account	2001		2002

Current Liabilities

Accounts payable	US$	198	US$	126	3.74	(2)	471

Loans
Negotiable Obligations	US$	115	US$	282	3.74	(2)	1,055
	Itl. Lira	307,856	–	–	–		–
Other bank loans and other creditors	US$	90	US$	127	3.74	(2)	475
	Yen	3,821	–	–	–		–
Related parties	US$	1,925	–	–	–		–

							1,530

Advances from crude oil purchasers	US$	89	US$	146	3.74	(2)	546

Total current liabilities							2,547

Noncurrent Liabilities
Accounts payable	US$	100	US$	10	3.74	(2)	37

Loans
Negotiable Obligations	US$	981	US$	709	3.74	(2)	2,652
Other bank loans and other creditors	US$	127	US$	100	3.74	(2)	374
	Yen	1,911	–	–	–		–

							3,026

Advances from crude oil purchasers	US$	209	US$	400	3.74	(2)	1,496

Total noncurrent liabilities							4,559

Total liabilities							7,106

(1) Buying exchange rate.
(2) Selling exchange rate.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 14 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos as of September 30, 2002 - Note 1)
(Unaudited)

	2002						2001

	Production	Administrative		Selling	Exploration
	Costs	Expenses		Expenses	Expenses	Total	Total

Salaries and social security taxes	204	49		71	10	334	489
Fees and compensation for services	19	63	(1)	14	1	97	135
Other personnel expenses	38	15		14	3	70	80
Taxes, charges and contributions	32	1		9	–	42	49
Royalties and easements	1,132	–		–	–	1,132	856
Insurance	24	1		4	–	29	18
Rental of real estate and equipment	81	1		22	4	108	91
Survey expenses	–	–		–	9	9	2
Depreciation of fixed assets	1,367	21		105	–	1,493	1,438
Industrial inputs, consumable
materials and supplies	324	5		18	1	348	294
Construction and other service contracts	358	13		31	7	409	378
Preservation, repair and maintenance	412	18		13	1	444	436
Contracts for the exploitation of
productive areas	114	–		–	–	114	86
Unproductive exploratory drillings	–	–		–	48	48	46
Transportation, products and charges	339	–		271	–	610	498
Allowance for doubtful trade receivables	–	–		1	–	1	248
Publicity and advertising expenses	–	15		23	–	38	93
Fuel, gas, energy and miscellaneous	255	40		29	4	328	357

Total, current period	4,699	242		625	88	5,654

Total, prior period	4,302	230		969	93		5,594

(1)	Includes 2 provided for fees to the Directors and Statutory Auditors.

Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002	Signed for purposes of identification with our report dated NOVEMBER - 07 - 2002 DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Tº 1 - Fº 3

HOMERO BRAESSAS For Statutory Audit Committee C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 14 - Fº 111	RICARDO C. RUIZ Partner C.P.A., Buenos Aires University C.P.C.E.C.A.B.A. Tº 156 - Fº 159	JOSE MARIA RANERO DIAZ Director

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English translation of the report originally issued in Spanish

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of September 30, 2002 and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled companies as of September 30, 2002 and the related consolidated statements of income and cash flows for the nine-month period then ended, disclosed as supplemental information in Schedule I, all expressed in constant Argentine pesos as of September 30, 2002. These documents are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated November 7, 2002 and in accordance with generally accepted auditing standards in Argentina for a limited review of interim financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above external auditor’s report provide a reasonable basis for our report.

As described in Note 13 to the accompanying financial statements, during this year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the external public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans principal and interest payments and dividend distributions without prior authorization from the Central Bank of Argentina; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices and (g) the suspension of the legal provisions for entities’ dissolution and shareholders’ contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

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Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina, the Business Association Law and the relevant regulations of the Argentine Securities Commission.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Buenos Aires, Argentina
November 7, 2002

For Statutory Audit Committee

HOMERO BRAESSAS
Statutory Auditor
C.P.A., Buenos Aires University
C.P.C.E.C.A.B.A. T° 14 – F° 111

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	November 20, 2002	By:	/s/ Carlos Olivieri

			Name:	Carlos Olivieri
			Title:	Chief Financial Officer